Exhibit 99.2

THE BUSINESS OF GAMING

Q1 2021

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

(Expresses in Canadian Dollars)
Unaudited

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2021 and December 31, 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2021	December 31, 2020

ASSETS
Current
Cash		$24,400,296	$4,323,823
Investments		124,997	124,998
Trade and other receivables	5	18,123,771	22,424,596
Loans receivable	21	179,391	194,389
Income tax receivable		290,077	290,077
Prepaid expenses		539,770	576,802
Total current assets		43,658,302	27,934,685
Non-current
Property and equipment	8	325,885	354,850
Right-of-use asset - lease contracts	11	2,648,341	2,848,400
Long-term investment	6	2,577,922	2,606,100
Investment in associates	7	948,492	1,026,910
Long-term portion of prepaid expenses		259,794	263,196
Intangible assets	9	79,672,394	81,106,007
Goodwill	10	106,181,086	106,181,086
Total Assets		$236,272,216	$222,321,234

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	12	$17,610,564	$23,602,547
Contract liabilities		1,865,475	1,625,594
Current portion of long-term debt	13	2,000,000	1,250,000
Current portion of deferred payment liability	15	-	636,600
Current portion of convertible debentures	14	-	7,546,453
Current portion of lease contract liabilities	11	540,020	578,330
Total current liabilities		22,016,059	35,239,524
Non-current
Long-term debt	13	8,026,237	21,651,956
Long-term lease contract liabilities	11	2,113,162	2,308,336
Vendor-take-back loan	16	5,711,756	5,559,250
Long-term portion of deferred payment liability	15	539,730	529,124
Deferred tax liability		15,082,200	15,161,987
Total liabilities		$53,489,144	$80,450,177

Shareholders' Equity
Share capital	17	281,716,168	232,616,997
Contributed surplus	19, 20	12,872,136	7,494,164
Accumulated other comprehensive income (loss)		(2,274)	45,428
Deficit		(111,802,958)	(98,285,532)
Total shareholders' equity		182,783,072	141,871,057
Total liabilities and shareholders' equity		$236,272,216	$222,321,234

Commitments (Note 24)

Subsequent events (Note 26)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020

Revenue
Revenue	25	$30,022,335	$6,929,572
Gain on player buyout	9, 25	-	204,764
Total revenue		30,022,335	7,134,336
Cost of sales		24,091,327	3,841,107
Gross margin		5,931,008	3,293,229
Operating expenses
Professional fees		737,496	286,242
Consulting fees	21	1,310,627	1,207,650
Advertising and promotion		1,042,354	273,886
Office and general		706,945	986,468
Salaries and wages	21	4,628,275	1,240,484
Technology support, web development and content		1,394,883	934,894
Esports player, team and game expenses		1,528,605	865,109
Foreign exchange gain		(10,133)	(156,517)
Share-based compensation	19, 20	5,760,036	390,373
Amortization and depreciation	8, 9, 11	1,635,854	1,297,140
Total operating expenses		18,734,942	7,325,729

Other expenses (income)
Share of loss from investment in associates	7	78,418	95,829
Interest and accretion	11, 13, 14, 15, 16	791,314	1,325,261
Change in fair value of investment	6	(3,984)	174,616
Gain on repayment of long-term debt	13	(39,502)	-
Interest income		(18,320)	(61,523)
Net loss before income taxes		(13,611,860)	(5,566,683)

Income taxes
Current tax recovery		(14,655)	-
Deferred tax recovery		(79,779)	-
Net loss for the period		(13,517,426)	(5,566,683)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		(47,702)	202,371
Net loss and comprehensive loss for the period		$(13,565,128)	$(5,364,312)
Net loss and comprehensive loss per share, basic and diluted		$(0.12)	$(0.07)
Weighted average number of common shares outstanding, basic and diluted		111,462,147	72,524,137

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Warrant reserve	Shares to be returned to treasury	Accumulated other comprehensive income (loss)	Deficit	Total shareholders' equity

Balance, December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Shares issued upon exercise of warrants	17	1,971,595	7,100,005	-	(4,939,663)	-	-	-	2,160,342
Shares issued upon exercise of options	17	131,875	489,280	(439,913)	-	-	-	-	49,367
Share-based compensation	19	-	-	390,373	-	-	-	-	390,373
Other comprehensive income for the period		-	-	-	-	-	202,371	-	202,371
Net loss for the period		-	-	-	-	-	-	(5,566,683)	(5,566,683)
Balance, March 31, 2020		74,195,143	$184,101,142	$9,389,784	$10,465,065	$(3,858,756)	$292,449	$(84,497,215)	$115,892,469

Balance, December 31, 2020		104,930,981	$232,616,997	$7,494,164	$-	$-	$45,428	$(98,285,532)	$141,871,057
Issuance of shares for the Offering, net of transaction cost	17	7,383,000	39,862,514	-	-	-	-	-	39,862,514
Shares issued upon exercise of options	17	283,173	976,900	(382,064)	-	-	-	-	594,836
Shares issued upon conversion of convertible debentures	14, 17	2,835,289	7,626,957	-	-	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	15, 17	429,354	632,800	-	-	-	-	-	632,800
Share-based compensation	19, 20	-	-	5,760,036	-	-	-	-	5,760,036
Other comprehensive loss for the period		-	-	-	-	-	(47,702)	-	(47,702)
Net loss for the period		-	-	-	-	-	-	(13,517,426)	(13,517,426)
Balance, March 31, 2021		115,861,797	$281,716,168	$12,872,136	$-	$-	$(2,274)	$(111,802,958)	$182,783,072

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020

Cash flows from operating activities
Net loss for the period		$(13,517,426)	$(5,566,683)
Items not affecting cash:
Amortization and depreciation	8, 9, 11	1,635,854	1,297,140
Share-based compensation	19, 20	5,760,036	390,373
Interest and accretion	11, 13, 14, 15, 16	274,083	438,989
Deferred tax recovery		(79,779)	-
Gain on player buyout	9	-	(204,764)
Foreign exchange gain		(696)	(69,000)
Gain on repayment of long-term debt	13	(39,502)	-
Capitalized interest and success fee		-	683,595
Shares for services		93,553	46,058
Change in fair value of investment	6	(3,984)	174,616
Share of loss from investment in associates	7	78,418	95,829
Changes in working capital
Changes in trade and other receivables		4,300,825	(717,375)
Changes in prepaid expenses		(5,623)	(2,012)
Changes in loans receivable		12,500	-
Changes in accounts payable and accrued liabilities		(6,035,820)	(1,021,719)
Changes in contract liabilities		239,881	(480,454)
Changes in income tax receivable		-	4,762
Net cash used in operating activities		(7,287,680)	(4,930,645)

Cash flows from investing activities
Proceeds from disposal of investment		-	680,000
Proceeds from disposal of intangible assets	9	-	204,764
Acquisition of property and equipment	8	(3,398)	(4,871)
Net cash (used in) provided by investing activities		(3,398)	879,893

Cash flows from financing activities
Proceeds from the issuance of shares for the Offering, net of transaction costs	17	39,862,514	-
Proceeds from long-term debt	13	944,787	-
Repayment of long-term debt	13	(13,773,470)	-
Proceeds from exercise of warrants		-	2,160,342
Proceeds from exercise of options	17	594,836	49,367
Lease payments	11	(236,614)	(60,252)
Net cash provided by financing activities		27,392,053	2,149,457

Foreign exchange effect on cash		(24,502)	177,776
Net change in cash		20,076,473	(1,723,519)
Cash, beginning of period		4,323,823	13,211,722
Cash, end of period		$24,400,296	$11,488,203

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market under the symbol "EGLX". On April 21, 2021 the common shares of the Company commenced trading on the Nasdaq Global Select Market. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes 100+ gaming related websites and 1,000 YouTube channels. The Company’s esports division, Luminosity Gaming Inc., is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business. The Omnia SPA is called “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Omnia SPA refer to Note 5 of the audited consolidated financial statements of the Company for the year ended December 31, 2020.

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Audit Committee under the delegated authority of the Board of Directors of the Company on May 11, 2021.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

(ii)	Basis of presentation

The condensed consolidated interim financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(iv)	Basis of consolidation (continued)

These condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method

Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation

Refer to Note 7 for the Company’s investment in associates.

3.	Significant accounting policies

The Company’s accounting policies, as described in Note 3, Significant Accounting Policies, of the Company’s audited consolidated financial statements for the year ended December 31, 2020, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to those audited consolidated financial statements for the significant accounting policies which remain unchanged as at March 31, 2021, except as noted below.

(i)	Restricted share units

The Company has a Share Unit Plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of equity-settled restricted share units is measured at the grant date based on the market value of the Company’s common shares on that date. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

When common shares are issued for restricted share units, the fair value attributed to these restricted share units is transferred from contributed surplus to share capital.

No new standards, interpretations or amendments were adopted for the first time from January 1, 2021.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties (continued)

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 4, Significant Accounting Judgments, Estimates and Uncertainties, of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Refer to these audited consolidated financial statements for the significant accounting judgments, estimates and uncertainties which remain unchanged as at March 31, 2021.

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

5.	Trade and other receivables

Trade and other receivables consist of the following:

	March 31, 2021	December 31, 2020

Trade receivables (Note 21, 23)	$14,021,135	$18,583,585
HST receivables	336,744	303,739
Other receivables (Note 21)	3,824,295	3,604,738
Expected credit loss provision (Note 23)	(58,403)	(67,466)
	$18,123,771	$22,424,596

6.	Long-term investment

In April 2019, Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1,500,000 by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30,000,000 by the aggregate number of outstanding common shares, warrants and options.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

6.	Long-term investment (continued)

The valuation of the investment included the following inputs for a liquidity event:

	March 31, 2021	December 31, 2020

Liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.51 years	0.51 years
Initial stock price	USD $15	USD $15
Volatility	95.00%	131.10%
Risk free interest rate	0.05%	0.09%
Credit spread	196 bps	317 bps
Risk adjusted rate	2.00%	3.26%
Discount for lack of marketability (“DLOM”)	14.00%	21.00%
Synthetic credit rating	BB-	B+

The valuation of the investment included the following inputs for a ‘no’ liquidity event:

	March 31, 2021	December 31, 2020

‘No’ liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	1.03 years	1.27 years
Initial stock price	USD $15	USD $15
Volatility	125.00%	144.70%
Risk free interest rate	0.07%	0.11%
Credit spread	214 bps	346 bps
Risk adjusted rate	2.20%	3.57%
DLOM	14.00%	21.00%
Synthetic credit rating	BB-	B+

As at March 31, 2021, the expected liquidity event date is estimated to be October 4, 2021. As at December 31, 2020, the expected liquidity event date was estimated to be July 5, 2021.

As at March 31, 2021, the debt portion has been valued at $1,957,348 (December 31, 2020 - $1,948,950) and the derivative portion has been valued at $620,574 (December 31, 2020 - $657,150). The fair value of the long-term investment is $2,577,922 (December 31, 2020 - $2,606,100). The gain from the change in the fair value of the long-term investment during the three months ended March 31, 2021 of $3,984 (March 31, 2020 – loss of $174,616) is included in the condensed consolidated interim statement of loss and comprehensive loss. The loss from the change in foreign exchange movements during the three months ended March 31, 2021 of $32,162 (March 31, 2020 – gain of $228,981) is included in the foreign currency translation adjustment in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

7.	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions - cash	1,752,312	417,438	2,169,750
Share of net loss from investment in associate	(1,590,286)	(466,849)	(2,057,135)
Balance, December 31, 2020	$665,991	$360,919	$1,026,910
Share of net (loss) income from investment in associate	(92,653)	14,235	(78,418)
Balance, March 31, 2021	$573,338	$375,154	$948,492

8.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total
Cost
Balance, December 31, 2019	$119,730	$115,140	$84,385	$-	$319,255
Mergers and Acquisitions	61,585	70,026	4,224	47,251	183,086
Additions	4,871	2,388	-	-	7,259
Effect of movement in exchange rates	(3,092)	(3,677)	(1,402)	(1,317)	(9,488)
Balance, December 31, 2020	$183,094	$183,877	$87,207	$45,934	$500,112
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	(1,591)	(2,120)	(839)	(566)	(5,116)
Balance, March 31, 2021	$181,503	$185,155	$86,368	$45,368	$498,394

Accumulated depreciation
Balance, December 31, 2019	$5,484	$12,231	$3,228	$-	$20,943
Depreciation	29,442	69,126	22,237	8,020	128,825
Effect of movement in exchange rates	(841)	(2,509)	(907)	(249)	(4,506)
Balance, December 31, 2020	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	7,733	13,526	4,296	3,305	28,860
Effect of movement in exchange rates	(289)	(946)	(260)	(118)	(1,613)
Balance, March 31, 2021	$41,529	$91,428	$28,594	$10,958	$172,509

Net book value
Balance, December 31, 2020	$149,009	$105,029	$62,649	$38,163	$354,850
Balance, March 31, 2021	$139,974	$93,727	$57,774	$34,410	$325,885

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

9.	Intangible assets

	Domain name	Application and technology development and website content	Brand name	Subscriber and sponsorship relationships	Player contracts	Multi channel network license	Talent management and owned and operated content brand	Talent contracts and digital content	Total

Cost
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$-	$-	$-	$62,519,213
Mergers and Acquisitions	-	-	-	-	-	10,749,000	9,363,000	5,507,000	25,619,000
Disposals	-	-	-	-	(2,590,700)	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,182)	-	-	-	-	-	-	(1,182)
Balance, December 31, 2020	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$85,546,331
Effect of movement in foreign exchange rates	-	(333)	-	-	-	-	-	-	(333)
Balance, March 31, 2021	$40,930,000	$3,250,589	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$85,545,998

Accumulated amortization
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$-	$-	$-	$2,501,893
Amortization	-	1,627,117	-	716,300	1,035,100	365,200	-	787,100	4,530,817
Disposals	-	-	-	-	(2,590,700)	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,686)	-	-	-	-	-	-	(1,686)
Balance, December 31, 2020	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$4,440,324
Amortization	-	406,313	-	179,080	-	268,730	-	579,210	1,433,333
Effect of movement in foreign exchange rates	-	(53)	-	-	-	-	-	-	(53)
Balance, March 31, 2021	$-	$2,427,584	$-	$1,134,580	$311,200	$633,930	$-	$1,366,310	$5,873,604

Net book value
Balance, December 31, 2020	$40,930,000	$1,229,598	$8,602,563	$5,877,146	$-	$10,383,800	$9,363,000	$4,719,900	$81,106,007
Balance, March 31, 2021	$40,930,000	$823,005	$8,602,563	$5,698,066	$-	$10,115,070	$9,363,000	$4,140,690	$79,672,394

During the three months ended March 31, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the condensed consolidated interim statement of loss and comprehensive loss. During the year ended December 31, 2020, the Company recorded disposals of $2,389,000 of player contract cost and accumulated amortization for players no longer on the Company’s active roster. There were no disposals during the three months ended March 31, 2021.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

10.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the acquisitions of (i) Luminosity Gaming Inc. (“Luminosity”) on August 27, 2019; (ii) Enthusiast Properties on August 30, 2019; (iii) Steel Media Limited (“Steel Media”) on October 3, 2019; and (iv) Omnia on August 30, 2020. In April 2019 Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU within Enthusiast Properties.

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Total

Balance, December 31, 2019	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$-	$83,259,416
Mergers and Acquisitions	-	-	-	-	22,921,670	22,921,670
Balance, December 31, 2020and March 31, 2021	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$106,181,086

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the three months ended March 31, 2021, the Company concluded that there were no triggering events requiring an impairment assessment.

11.	Right-of-use asset and lease liability

The Company’s leased assets only include office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

Right-of-use asset	Amount

Balance, December 31, 2019	$733,413
Building lease additions - cost	162,226
Building lease additions - cost, mergers and acquisitions	2,392,984
Depreciation	(377,145)
Effect of movement in exchange rates	(63,078)
Balance, December 31, 2020	$2,848,400
Depreciation	(173,661)
Effect of movement in exchange rates	(26,398)
Balance, March 31, 2021	$2,648,341

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

11.	Right-of-use asset and lease liability (continued)

Lease liability	Amount

Balance, December 31, 2019	$742,212
Building lease additions - finance cost	162,226
Building lease additions - finance cost, mergers and acquisitions	2,398,085
Payments	(404,958)
Interest cost	56,720
Effect of movement in exchange rates	(67,619)
Balance, December 31, 2020	$2,886,666
Payments	(236,614)
Interest cost	30,447
Effect of movement in exchange rates	(27,317)
Balance, March 31, 2021	2,653,182
Current portion of contract lease liability	540,020
Long-term portion of contract lease liability	$2,113,162

Note 23 provides a summary of undiscounted lease payments to be made as at the statement of financial position date. Variable lease payments during the three months ended March 31, 2021, which are not included in lease liability are $57,191 (March 31, 2020 - $42,385). The total cash outflow for leases during the three months ended March 31, 2021 is $293,805 (March 31, 2020 - $102,637).

12.	Accounts payable and accrued liabilities

	March 31, 2021	December 31, 2020

Accounts payable	$12,891,486	$19,826,473
Accrued liabilities	4,719,078	3,776,074
	$17,610,564	$23,602,547

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

13.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20,000,000 (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20,000,000 and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the acquisition of Enthusiast Properties. The Company received the Initial Advance and Further Advance of $20,000,000 during the year ended December 31, 2019. The Facility is secured by the Company’s assets.

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

13.	Long-term debt (continued)

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the acquisition of Enthusiast Properties.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the expiry Term to September 6, 2022 and commencing in August 2021 principal repayments of $250,000 per month are payable every month until maturity, the remaining outstanding principal amount will be repaid on September 6, 2022. The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which has been netted against the long-term debt balance.

On November 27, 2020 the Company entered into an amending and restated facility agreement (the “Amended and Restated Facility”). The Amended and Restated Facility increased the total size of the loan and allows for three loans, Facility A, B and C. Facility A and B are revolving loans up to $10,000,000 each. Facility C is a term loan in the amount of $10,000,000. Facility A and B are limited to an aggregate principal amount of $14,000,000. The maximum amount of Facility A is based on the aggregate of 85% eligible accounts receivable less the amount of Facility A then outstanding and less amounts payable and reserves for material subsidiaries. The Company incurred transaction cost of $17,500 in connection with the Amended and Restated Facility which has been netted against the long-term debt balance.

As terms of the amended facilities were not substantially different from the terms of the Facility, the amendments were determined to be a modification of debt in accordance with IFRS 9, Financial Instruments. A loss on modification of long-term debt in the amount of $814,899 and $325,421 was recognized in the consolidated statement of loss and comprehensive loss the during the year ended December 31, 2020 related to the August 30, 2020 and November 27, 2020 amendments, respectively.

The Amended and Restated Facility is amortized at an effective interest rate of 7.29% following the transaction costs and loss on modification of debt recognized pursuant to the amendments.

The Amended and Restated Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

On December 31, 2020 the Company was advanced $75,333 and $150,667 on Facility A and B respectively for a total advance of $226,000. As at December 31, 2020 the total principal balances of Facility A, B and C are $9,972,104, $2,856,579 and $10,000,000 respectively for a total principal balance of $22,828,682.

On January 18, 2021 and February 3, 2021, the Company was advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470. As at March 31, 2021, the principal balance of Facility C is $10,000,000.

The Amended and Restated Facility is amortized at an effective interest rate of 7.28% following the repayment on February 12, 2021.

During the three months ended March 31, 2021, the Company recognized $299,466 (March 31, 2020 - $478,595) of interest expense, $163,708 (March 31, 2020 - $205,000) of success fee expense and $7,534 (December 31, 2019 – expense of $183,146) of accretion income which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

13.	Long-term debt (continued)

The following table shows the movement of the long-term debt balance during the period:

Amount

Balance, December 31, 2019	$19,691,220
Capitalized interest	1,016,577
Capitalized success fee	478,333
Advance	226,000
Loss on modification of long-term debt	1,140,320
Transaction cost	(217,500)
Accretion	567,006
Balance, December 31, 2020	$22,901,956
Advances	944,787
Repayments	(13,773,470)
Gain on settlement of long-term debt	(39,502)
Accretion	(7,534)
Balance, March 31, 2021	10,026,237
Current portion of long-term debt	2,000,000
Long-term debt	$8,026,237

The following summarizes principal payments due on the long-term debt in each of the following years from the condensed consolidated interim statement of financial position date:

Principal payments
2021	$2,000,000
2022	8,000,000
Total	10,000,000

The Amended and Restated Facility agreement contains certain covenants that the Company must comply with including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $2,000,000. The Company was in compliance with these covenants during the three months ended March 31, 2021.

14.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000.

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction. If the brokers subscribe for the Debenture Units, 89,640 warrants will be issued. The brokers did not subscribe for the Debenture Units and they expired unexercised on November 8, 2020.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

14.	Convertible debentures (continued)

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the acquisition of Enthusiast Properties was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the acquisition of Enthusiast Properties as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%.

In December 2020, debenture holders converted $400,000 of convertible debentures into 136,649 common shares of the Company. Between January 5, 2021 and January 21, 2021 debenture holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company. On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021.

During the three months ended March 31, 2021, the Company recognized $53,051 (March 31, 2020 - $202,500) of interest expense and $80,504 (March 31, 2020 - $200,918) of accretion expense which is included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the convertible debenture balance during the period:

Amount

Balance, December 31, 2019	$7,015,820
Conversion to equity	(400,000)
Loss on conversion of convertible debentures	49,002
Accretion	881,631
Balance, December 31, 2020	$7,546,453
Conversion to equity	(7,626,957)
Accretion	80,504
Balance, March 31, 2021	$-

15.	Deferred payment liability

The deferred payment liability arose on the acquisition of Steel Media on October 3, 2019 and consisted of the present value of a USD $1,000,000 payment to be paid on October 3, 2020 and the present value of the earn-out payment of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company has, at its option, the ability to settle USD $500,000 of the remaining payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price on October 3, 2020. The Company also has, at its option, the ability to settle USD $500,000 of the earn-out payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price on the date that the amount of any earn-out payment is conclusively determined.

The expected earn-out payment is calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum earn-out payment will not exceed USD $500,000.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)

The payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The earn-out was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The payment and earn-out payment are amortized at an effective interest rate of 9.54% and 13.15% respectively.

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the payment liability was paid by the Company. On January 20, 2021, the remaining payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares through the exercise of the Company’s option.

The following tables shows the movement of the payments and earn-out balances during the period:

	Payments	Earn-out	Total

Balance, December 31, 2019	$1,208,413	$473,413	$1,681,826
Accretion	92,767	68,097	160,864
Payment	(659,832)	-	(659,832)
Effect of movement in exchange rates	(4,748)	(12,386)	(17,134)
Balance, December 31, 2020	$636,600	$529,124	$1,165,724
Accretion	-	18,160	18,160
Payment	(632,800)	-	(632,800)
Effect of movement in exchange rates	(3,800)	(7,554)	(11,354)
Balance, March 31, 2021	-	539,730	539,730
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$539,730	$539,730

16.	Vendor-take-back loan

The vendor-take-back (“VTB”) loan arose on the acquisition of Omnia on August 30, 2020. The VTB loan has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023.

The VTB loan was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB loan is amortized at an effective interest rate of 11.03%.

During the three months ended March 31, 2021, the Company recognized $139,596 (March 31, 2020 - $Nil) of interest expense and $12,910 (March 31, 2020 - $Nil) of accretion expense which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the VTB loan during the period:

Amount

Balance, December 31, 2019	$-
Initial fair value of vendor-take-back loan	5,357,408
Interest	190,381
Accretion	11,461
Balance, December 31, 2020	$5,559,250
Interest	139,596
Accretion	12,910
Balance, March 31, 2021	$5,711,756

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

17.	Share capital

Authorized:
Unlimited number of common shares
Unlimited number of preferred shares

During the three months ended March 31, 2021:

(i)	The Company received proceeds of $594,836 from the exercise of 283,173 stock options. The fair value assigned to these stock options of $382,064 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (Note 14).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining cash payment liability (Note 15).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “Offering”). The Company incurred cash share issuance cost of $2,589,736 relating to the Offering.

During the three months ended March 31, 2020:

(i)	The Company received proceeds of $2,160,342 from the exercise of 1,971,595 common share purchase warrants. The fair value assigned to these warrants of $4,939,663 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,367 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,913 was reclassified from contributed surplus to share capital.

18.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company. The Company has no warrants outstanding as at March 31, 2021.

The following table reflects the continuity of warrants as at March 31, 2021 and December 31, 2020:

	March 31, 2021		December 31, 2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Beginning balance	-	$-	7,444,961	$2.03
Granted	-	-	-	-
Exercised	-	-	(3,109,589)	(0.88)
Expired	-	-	(4,335,372)	(2.86)
Ending balance	-	$-	-	$-

The weighted average share price on the date of exercise is $Nil (December 31, 2020 - $2.32).

19.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

19.	Stock options (continued)

The following table reflects the continuity of stock options as at March 31, 2021 and December 31, 2020:

	March 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	2,734,073	$1.61	3,744,095	$1.32
Granted	743,671	3.20	-	-
Exercised	(283,173)	(2.10)	(823,937)	(0.27)
Expired	(6,154)	(2.37)	(186,085)	(2.06)
Ending balance	3,188,417	$1.93	2,734,073	$1.61
Exercisable	2,466,330	$1.66	2,242,837	$1.44

The weighted average share price on the date of exercise is $6.61 (December 31, 2020 - $2.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Compensation Committee on December 9, 2020 but were not officially granted until shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued during the three months ended March 31, 2021 was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and risk-free interest rate – 0.43%.

The Company recorded share-based compensation expense of $1,857,441 (March 31, 2020 - $390,373) for stock options vesting during the three months ended March 31, 2021.

The Company has the following stock options outstanding as at March 31, 2021:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

October 17, 2022	17,959	$0.80	17,959	1.55
November 18, 2022	874,558	0.37	874,558	1.64
November 14, 2023	26,374	2.37	26,374	2.62
March 29, 2024	392,105	2.37	392,105	3.00
August 27, 2024	943,750	2.40	660,625	3.41
December 9, 2025	743,671	3.20	304,709	4.70
December 12, 2028	190,000	1.00	190,000	7.71
	3,188,417	$1.93	2,466,330	3.41

20.	Share Units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

20.	Share Units (continued)

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 which issued to directors and officers. These restricted share units will be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021; (ii) 417,054 on January 20, 2022; and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Compensation Committee on December 9, 2020 but were not officially granted until shareholder approval of the SU Plan on January 20, 2021. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $6.10 per common share. The Company recorded share-based compensation expense of $3,902,595 (March 31, 2020 - $Nil) for restricted share units vesting during the three months ended March 31, 2021.

The Company has the following restricted share units outstanding as at March 31, 2021:

Number of restricted share units	March 31, 2021	December 31, 2020

Beginning balance	-	-
Granted	1,251,162	-
Ending balance	1,251,162	-
Vested	530,692

21.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the period is as follows:

	March 31, 2021	March 31, 2020

Short-term benefits	$842,409	$334,428
Share-based compensation	5,336,435	261,875
	$6,178,844	$596,303

A summary of other related party transactions is as follows:

	March 31, 2021	March 31, 2020

Total transactions during the period:
Revenue	$624,936	$384,056

Expenses
Consulting fee	489,396	688,767
Interest and accretion	152,506	-
Share of loss from investment in associates	78,418	95,829

A summary of related party balances is as follows:

	March 31, 2021	March 31, 2020

Balances receivable (payable):
Investment in associates	$948,492	$1,026,909
Trade and other receivables	4,565,777	4,651,059
Loans receivable	134,225	148,660
Accounts payable and accrued liabilities	(907,849)	(686,480)
Contract liabilities	(54,984)	(72,343)
Vendor-take-back loan	(5,711,756)	(5,559,250)

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

21.	Related party transactions and balances (continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the three months ended March 31, 2021, the Company recognized management revenue of $379,125 (March 31, 2020 - $384,056) relating to the Management SA, and recognized consulting expenses of $379,125 (March 31, 2020 - $670,339) relating to the Master SA. As at March 31, 2021, a balance of $445,914 (December 31, 2020 - $422,642) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the three months March 31, 2021, the Company recognized media advertising revenue of $16,579 (March 31, 2020 - $Nil) relating to the Exchange of Marketing Rights and Benefits Agreement. As at March 31, 2021, a balance of $54,984 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As at March 31, 2021, a balance of $29,708 (December 31, 2020 - $30,079) and $24,229 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at March 31, 2021, trade and other receivables include $3,198,975 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. During the three months ended March 31, 2021, the Company earned media revenue of $229,232 (March 31, 2020 - $Nil) from Blue Ant and its affiliated companies. As at March 31, 2021, the Company has trade and other receivables of $920,888 (December 31, 2020 - $741,403) due from Blue Ant and its affiliated companies. As at March 31, 2021, the Company has accounts payable and accrued liabilities of $483,098 (December 31, 2020 - $380,152) due to Blue Ant and its affiliated companies. See Note 16 for information relating to the VTB loan payable to Blue Ant.

During the three months ended March 31, 2021, the Company recognized consulting expenses of $18,551 (March 31, 2020 - $18,428) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at March 31, 2021, a balance of $14,012 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

As a March 31, 2021, the Company has accounts payable and accrued liabilities of $188,500 (December 31, 2020 - $Nil) due to the President for services rendered.

During the three months ended March 31, 2021 the Company recognized $91,720 (March 31, 2020 - $Nil) in consulting fees relating to Board of Director and committee fees to directors and officers. As at March 31, 2021, a balance of $168,302 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

21.	Related party transactions and balances (continued)

As at March 31, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at March 31, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $94,820 (December 31, 2020 - $96,004) and $39,405 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 7 for information relating to an investment in associates controlled by a related party.

See Note 19 for information relating to stock options issued to officers and directors of the Company.

See Note 20 for information relating to restricted share units issued to officers and directors of the Company.

22.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 13.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

23.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability, convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

•	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

•	Level 3 – inputs for assets and liabilities not based upon observable market data

As at March 31, 2021, the investment in Addicting Games is accounted for at Level 3, see Note 6.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	March 31, 2021	March 31, 2020

Interest income	$(18,320)	$(61,523)
Interest and accretion expense	791,314	1,325,261
Net interest expense	$772,994	$1,263,738

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

23.	Financial instruments (continued)

Fair values (continued)

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	March 31, 2021	December 31, 2020

Trade receivables aging:
0-30 days	$11,999,021	$16,461,821
31-60 days	430,355	846,232
61-90 days	208,302	537,836
Greater than 90 days	1,383,457	737,696
	14,021,135	18,583,585
Expected credit loss provision	(58,403)	(67,466)
Net trade receivables	$13,962,732	$18,516,119

The movement in the expected credit loss provision can be reconciled as follows:

	March 31, 2021	December 31, 2020

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(67,466)	$(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,575	-
Effect of movement in exchange rates	488	5
Expected credit loss provision, ending balance	$(58,403)	$(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at March 31, 2021:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.24%	0.54%	1.08%	1.85%
Trade receivables	$14,021,135	$11,999,021	430,355	$208,302	$1,383,457
Expected credit loss provision	$58,403	$28,209	$2,333	$2,252	$25,609

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 60.34% (December 31, 2020 – 67.02%) of trade receivables as at March 31, 2021 and 71.48% (March 31, 2020 – 20.04%) of revenues for the three months ended March 31, 2021.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

23.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1 year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$17,610,564	$-	$-	$-	$17,610,564
Contract liabilities	1,865,475	-	-	-	1,865,475
Deferred payment liability	-	628,750	-	-	628,750
Lease contract liability	638,691	566,394	581,675	1,183,839	2,970,599
Long-term debt	2,000,000	8,000,000	-	-	10,000,000
Vendor-take-back loan	-	-	5,750,000	-	5,750,000
	$22,114,730	$9,195,144	$6,331,675	$1,183,839	$38,825,388

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at March 31, 2021, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $123,000 and $47,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% will result in a $50,000 change in the annual interest expense.

24.	Commitments

The Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$657,000
Later than one year and not later than five years	75,000
$732,000

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital call requirement.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

25.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar is summarized below for the three months ended March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020

Media and content	$26,978,187	$3,426,405
Esports and entertainment	1,227,424	2,496,794
Subcription	1,816,724	1,211,137
	$30,022,335	$7,134,336

Revenue, in Canadian dollars, in each of these geographic locations for the three months ended March 31, 2021 and 2020 are as below:

	March 31, 2021	March 31, 2020

Canada	$771,078	$621,080
USA	26,118,827	2,515,801
All other countries	3,132,430	3,997,455
	$30,022,335	$7,134,336

The non-current assets, in Canadian dollars, in each of the geographic locations as at March 31, 2021 and December 31, 2020 are as below:

	March 31, 2021	December 31, 2020

Canada	$139,411,438	$140,113,284
USA	49,363,110	50,338,388
England and Wales	3,839,366	3,934,877
	$192,613,914	$194,386,549

26.	Subsequent events

(i)	Between April 6, 2021 and April 23, 2021, 71,211 stock options were exercised resulting in gross proceeds of $168,757 to the Company.

(ii)	On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated (Note 21).

(iii)	On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire April 13, 2026 and vest in instalments of one-third on January 1, 2022, 2023 and 2024 respectively.

(iv)	On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants of which 636,887 were issued to directors and officers. These restricted share units vest in instalments of one-third on January 1, 2022, 2023 and 2024 respectively.

(v)	On April 21, 2021 the common shares of the Company commenced trading on the Nasdaq Global Select Market under the symbol “EGLX”. The Company continues to maintain the listing of its common shares on the TSX under the symbol “EGLX”.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

26.	Subsequent events (continued)

(vi)	In May 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”), owners of the web property Icy Veins, for European Euro €7,000,000 plus an earn-out pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). Pursuant to the terms of the Vedatis SPA, the Company agreed to (i) a cash payment of European Euro €3,500,000, subject to customary adjustments, which was paid on May 4, 2021, (ii) the issuance of European Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of European Euro €1,250,000 on the first anniversary of closing which is to be placed in escrow, and (iv) a payment of €750,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company.

The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the four best consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following the closing date. The earn-out payment will be settled half in cash and half in common shares by the Company. The earn-out payment is to be paid no later than 60 days following the completion of the earn-out period.

Management determined that the acquisition of Vedatis is a business combination in accordance with the definition in IFRS 3, Business Combinations, and will account for the transaction in accordance with this standard. As a result of the close proximity between the closing date of the business combination and the date of these condensed consolidated interim financial statements, the initial accounting for the business combination, including the purchase price allocation, is not yet complete.

(vii)	In May 2021, the Company entered into a definitive agreement to acquire Tabwire LLC (“Tabwire”) for USD $11,000,000 in cash and common shares of the Company. Tabwire is a technology company that gives gamers the ability to login directly to view their game data in real time. Completion of the acquisition is conditional upon customary closing conditions.